(Reference Translation)

May 8, 2015

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            Securities exchanges throughout Japan)

Name and Title of Contact Person:

            Yasushi Kyoda

            General Manager, Accounting Division

            (Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Dividends from Surplus

At a meeting held on May 8, 2015, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to propose an agenda asking for authorization to distribute dividends from surplus, with record date dated March 31, 2015, at the 111th Ordinary General Shareholders’ Meeting to be held on June 16, 2015. In relation to the above, we hereby inform you of the following:

1.	Details of dividends

	Amount to be proposed as Year-end dividend for FY 2015	Most recent dividend forecast	Year-end dividend paid for FY 2014
Record Date	March 31, 2015	March 31, 2015	March 31, 2014
Dividend per share	125.00 yen	Not reported	100.00 yen
Total amount of dividends	393,351 million yen	—	316,976 million yen
Effective date	June 17, 2015	—	June 18, 2014
Source of dividends	Retained earnings	—	Retained earnings

2.	Reason for the dividend amount

TMC deems the benefit of its shareholders as one of its priority management policies and strives to continue to pay stable dividends with a consolidated dividend payout ratio of 30% while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to successfully compete in this highly competitive industry, TMC will focus on the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security.

Considering these factors, TMC plans to propose a year-end dividend of 125 yen per share, and an annual dividend of 200 yen per share, combined with the interim dividend of 75 yen per share.

(Reference)

Details of Dividends through the fiscal year

	Dividend per share (yen)
Record date	End of interim period	End of fiscal period	Total
Dividends for FY2015 (ended March 31, 2015)	75.00	125.00(plan)	200.00(plan)
Dividends for FY2014 (ended March 31, 2014)	65.00	100.00	165.00